Exhibit 99.1

TowerJazz Continues Strong Performance:
Announces Highest Ever Revenues, EBITDA and
Free Cash Flow for the Third Quarter of 2016

Revenues up 34% year over year; EBITDA up 54% year over year resulting in
Net Profit of $51 million and Cash from Operations of $86 million

Further Revenue Growth Guided For the Fourth Quarter of 2016

MIGDAL HAEMEK, ISRAEL – November 15, 2016 – TowerJazz (NASDAQ: TSEM & TASE: TSEM) today reported results for the third quarter of 2016 ended September 30, 2016.

Highlights of the Third Quarter of 2016

•	Record revenues of $326 million, 34% year over year growth;
•	Record EBITDA of $97 million, up 54% year-over-year;
•	Net profit of $51 million with basic earnings per share of $0.58, as compared with $14 million, or $0.18 basic earnings per share, in the third quarter of last year;
•	Cash from operations of $86 million as compared to $51 million for the third quarter of 2015, with free cash flow of $31 million as compared with $10 million for the third quarter of 2015;
•	Fourth quarter revenue guidance with mid-range of $340 million, representing 34% year over year growth; extending to 12 consecutive quarters of year over year growth.

CEO Commentary

Mr. Russell Ellwanger, Chief Executive Officer of TowerJazz, commented, “our third quarter is our eleven consecutive quarter of year over year revenue and EBITDA growth and yielded approximately $400 million, $340 million and $200 million of annualized EBITDA, cash from operations and net profit, respectively. These results speak loudly to our business model and execution, including acquisitions that provide immediate ROI with long term revenue and margin guarantees from our seller partners and incremental growth against fully covered fixed costs. We have developed a customer base from which we continue to see strong demand across our different business units for our leading edge forefront differentiated technology. In addition, our worldwide operational model allows us to optimize product mix according to utilization rates, as demonstrated with significant increase in margins and EPS.”

Ellwanger continued, “We expect to complete 2016 as the strongest year in our history. Based on our mid-range guidance, full year revenues would be $1.25 billion, a foundry leading year-over-year growth of 30% with more than proportional increase in all related financial metrics.”

Third Quarter Results Overview

Revenues for the third quarter of 2016 were a record of $326 million, reflecting 34% growth as compared with $244 million reported for the third quarter of 2015 and 7% higher than the $305 million reported in the immediately preceding quarter.

Gross profit for the third quarter of 2016 was $81 million. This represents an increase of 47% as compared with $55 million in gross profit in the third quarter of 2015, and an increase of 12% as compared with $73 million gross profit in the immediately preceding quarter.

Operating profit was $49 million for the third quarter of 2016, as compared with $24 million as reported in the third quarter of 2015 and $40 million in the immediately preceding quarter.

Net profit for the third quarter of 2016 was $51 million, or $0.58 in basic earnings per share, demonstrating increased net profit as compared with $14 million or $0.18 earnings per share in the third quarter of 2015 and as compared with $38 million, or $0.45 earnings per share in the second quarter of 2016. Net profit for the third quarter of 2016 included $6.5 million of income tax benefit related to finalization of the closure of the Japanese subsidiary that held the fab in Nishiwaki that ceased operations in 2014.

On an adjusted basis, as described and reconciled in the tables below, adjusted net profit for the third quarter of 2016 was $49 million, as compared with $19 million adjusted net profit reported for the third quarter of 2015 and $40 million reported in the immediately preceding quarter.

EBITDA for the third quarter of 2016 totaled $97 million. This represents a 54% increase as compared with $63 million in the third quarter of 2015 and 11% increase as compared with $87 million in the second quarter of 2016.

 Cash and short-term deposits as of September 30, 2016 were $363 million, as compared with $311 million as of June 30, 2016. The main cash activities during the third quarter of 2016 were comprised mainly of the following: $86 million cash generated from operations; $22 million from exercise of warrants and options; $9 million debt received, net; investments of $55 million in fixed assets, net; and investment of $12 million in long term deposits. These cash activities resulted in free cash flow for the third quarter of 2016 of $31 million, as compared with $10 million in the third quarter of 2015 and $27 million, which included $11 million, net, of received customer prepayments, in the second quarter of 2016.

Shareholders' equity as of September 30, 2016 was $636 million, an increase of 65% as compared with $386 million as of December 31, 2015 and an increase of 14% as compared with $559 million as of June 30, 2016.  Net debt amounted to $16 million as of September 30, 2016 as compared with net debt of $51 million as of June 30, 2016.

Nine Months Results Overview

Revenues for the first nine months of 2016 were a record $909 million, reflecting 29% growth as compared to $706 million in the first nine months of 2015.

Gross and operating profit for the first nine months of 2016 were $215 million and $120 million, respectively, reflecting a 53% and 152% increase respectively, as compared to gross and operating profit of $141 million and $48 million  in the first nine months of 2015, respectively.

Net profit for the first nine months of 2016 was $156 million, or $1.81 in basic earnings per share. This included $51 million gain from the San Antonio acquisition and $6.5 million income tax benefit related to the finalization of the closure of the Nishiwaki Japanese subsidiary, which were partially offset by $7 million non-cash financing expenses relating to the Israeli banks’ loans early repayment. This is compared to a net loss for the nine months ended September 30, 2015 of $52 million which included $74 million in a non-cash finance expense associated with Series F Bonds accelerated conversion done in 2015 and $11 million income tax benefit resulting from expiration of statute of limitations.

Excluding the above described one-time items, net profit for the first nine months of 2016 was $105 million as compared with $11 million for the first nine months of 2015, a $94 million improvement against $203 million of higher revenues.

EBITDA for the first nine months totaled $261 million, representing a 51% increase as compared to $173 million in the first nine months of 2015.

Cash from operations was $246 million in the first nine months of 2016 with free cash flow of $79 million, as compared to $117 million and $10 million, respectively, in the first nine months of 2015.

Business Outlook

TowerJazz expects revenues for the fourth quarter of 2016 ending December 31, 2016 to be $340 million, with an upward or downward range of 5%, representing approximately 34% year over year revenue growth as compared with the fourth quarter of 2015.

Teleconference and Webcast

TowerJazz will host an investor conference call today, November 15, 2016, at 10:00 a.m. Eastern time (9:00 a.m. Central time, 8:00 a.m. Mountain time, 7:00 a.m. Pacific time and 5:00 p.m. Israel time) to discuss the Company’s financial results for the third quarter 2016 and its fourth quarter 2016 outlook.

This call will be webcast and can be accessed via TowerJazz’s website at www.towerjazz.com., or by calling: 1-888-407-2553 (U.S. Toll-Free), 03-918-0644 (Israel), +972-3-918-0644 (International).   For those who are not available to listen to the live broadcast, the call will be archived for 90 days.

Investor and Analyst Conference

TowerJazz will be hosting an Investor and Analyst Conference on Wednesday, November 16, 2016 in New York. The conference will commence at 10:00am Eastern time and will take place at NASDAQ MarketSite – Press Conference Area, 4 Times Square, New York City. The event will follow an opening bell ceremony at 9:30am, in which TowerJazz’s management will formally ring the bell at the open of the NASDAQ market.

The Investor and Analyst Conference is designed to provide the Company’s existing and potential investors and analysts an opportunity to learn more about TowerJazz’s strategy, business, operations and financials, while demonstrating the Company’s strength and capabilities that enable value creation.

During the event, TowerJazz will present its business and financial strategies, performance, achievements and future goals. Presentation slides will be posted on the day of the event at www.towerjazz.com  under the section: Investors, Investors Resources, Presentations.

The Company presents its financial statements in accordance with U.S. GAAP. Some of the financial information in this release, including in the financial tables below, which we refer to in this release as  “adjusted financial measures”, are non-GAAP financial measures as defined in Regulation G and related reporting requirements promulgated by the Securities and Exchange Commission as they apply to our Company. These adjusted financial measures are calculated excluding one or more of the following: (1) amortization of acquired intangible assets; (2) compensation expenses in respect of equity grants to directors, officers and employees; (3) gain from acquisition, net; (4) other non-cash financing expense, net associated with Bonds Series F accelerated conversion (5) non-cash financing expenses related to bank loans early repayment and (6) non-recurring income tax benefit. These adjusted financial measures should be evaluated in conjunction with, and are not a substitute for, GAAP financial measures. The tables also present the GAAP financial measures, which are most comparable to the adjusted financial measures as well as reconciliation between the adjusted financial measures and the comparable GAAP financial measures. As used in this release, the term Earnings Before Interest Tax Depreciation and Amortization (EBITDA) consists of profit or loss, according to U.S. GAAP, excluding gain from acquisition, net, interest and other financing expenses (net), other income (expense), net, taxes, non-controlling interest, depreciation and amortization and stock based compensation expenses. EBITDA is reconciled in the tables below from GAAP operating profit. EBITDA is not a required GAAP financial measure and may not be comparable to a similarly titled measure employed by other companies. EBITDA and the adjusted financial information presented herein should not be considered in isolation or as a substitute for operating profit, net profit or loss, cash flows provided by operating, investing and financing activities, per share data or other profit or cash flow statement data prepared in accordance with GAAP. Net debt, as presented in this release, is comprised of the outstanding principal amount of banks’ loans (in the amounts of approximately $192 million, $175 million and $246 million as of September 30, 2016, June 30, 2016 and December 31, 2015, respectively) and the outstanding principal amount of debentures (in the amounts of approximately $187 million, $187 million and $65 million as of September 30, 2016,  June 30, 2016 and December 31, 2015, respectively), less cash and short-term deposits (in the amounts of approximately $363 million,  $311 million and $206 million as of September 30, 2016, June 30, 2016 and December 31, 2015, respectively).

About TowerJazz
Tower Semiconductor Ltd. (NASDAQ: TSEM, TASE: TSEM) and its fully owned U.S. subsidiary Jazz Semiconductor, Inc. operate collectively under the brand name TowerJazz, the global specialty foundry leader. TowerJazz manufactures integrated circuits, offering a broad range of customizable process technologies including: SiGe, BiCMOS, mixed-signal/CMOS, RF CMOS, CMOS image sensor, integrated power management (BCD and 700V), and MEMS. TowerJazz also provides a world-class design enablement platform for a quick and accurate design cycle as well as Transfer Optimization and development Process Services (TOPS) to IDMs and fabless companies that need to expand capacity.

To provide multi-fab sourcing and extended capacity for its customers, TowerJazz operates two manufacturing facilities in Israel (150mm and 200mm), two in the U.S. (200mm) and three additional facilities in Japan (two 200mm and one 300mm) through TowerJazz Panasonic Semiconductor Co. (TPSCo), established with Panasonic Corporation of which TowerJazz has the majority holding. Through TPSCo, TowerJazz provides leading edge 45nm CMOS, 65nm RF CMOS and 65nm 1.12um pixel technologies, including the most advanced image sensor technologies. For more information, please visit www.towerjazz.com or www.tpsemico.com.

CONTACTS:
Noit Levi | TowerJazz | +972 4 604 7066 | Noit.levi@towerjazz.com
Gavriel Frohwein | GK Investor Relations | (646) 688 3559 | towerjazz@gkir.com

This press release includes forward-looking statements, which are subject to risks and uncertainties. Actual results may vary from those projected or implied by such forward-looking statements and you should not place any undue reliance on such forward-looking statements. Potential risks and uncertainties include, without limitation, risks and uncertainties associated with: (i) demand in our customers’ end markets; (ii) over demand for our foundry services and/or products that exceeds our capacity; (iii) maintaining existing customers and attracting additional customers, (iv) high utilization and its effect on cycle time, yield and on schedule delivery which may cause customers to transfer their product(s) to other fabs, (v) operating results fluctuate from quarter to quarter making it difficult to predict future performance, (vi) impact of our debt and other liabilities on our financial position and operations, (vii) our ability to successfully execute acquisitions, integrate them into our business, utilize our expanded capacity and find new business, (viii) fluctuations in cash flow, (ix) our ability to satisfy the covenants stipulated in our agreements with our lender banks and bondholders, (x) pending litigation, including the shareholder class actions that were filed against the Company, certain officers, its directors and/or its external auditor in the US and Israel, following a short sell thesis report issued by a short-selling focused firm, which has been dismissed and closed in the US and is still pending in Israel; (xi) our majority stake in TPSCo and our acquisition of the San Antonio fabrication facility by TowerJazz Texas (“TJT”), including new customer  engagements, qualification and production ramp-up, (xii)the closure of TJP within the scope of restructuring our activities and business in Japan, settling any future claims or potential claims from third parties, (xiii) meeting the conditions set in the approval certificates received from the Israeli Investment Center under which we received a significant amount of grants in past years, (xiv) receipt of orders that are lower than the customer purchase commitments, (xv) failure to receive orders currently expected,  (xvi) possible incurrence of additional indebtedness, (xvii) effect of global recession, unfavorable economic conditions and/or credit crisis, (xviii) our ability to accurately forecast financial performance, which is affected by limited order backlog and lengthy sales cycles, (xix) possible situations of  obsolete inventory if forecasted demand exceeds actual demand when we manufacture products before receipt of customer orders, (xx) the cyclical nature of the semiconductor industry and the resulting periodic overcapacity, fluctuations in operating results and future average selling price erosion, (xxi) the execution of our debt re-financing, restructuring and/or fundraising to enable the service and/or re-financing of our debt and other liabilities, (xxii) operating our facilities at high utilization rates which is critical in order to cover a portion or all of the high level of fixed costs associated with operating a foundry, and our debt, in order to improve our results, (xxiii)  the purchase of equipment to increase capacity, the timely completion of the equipment installation, technology transfer and raising the funds therefore, (xxiv) the concentration of our business in the semiconductor industry, (xxv)  product returns, (xxvi) our ability to maintain and develop our technology processes and services to keep pace with new technology, evolving standards, changing customer and end-user requirements, new product introductions and short product life cycles, (xxvii) competing effectively, (xxviii) use of outsourced foundry services by both fabless semiconductor companies and integrated device manufacturers;  (xxix) achieving acceptable device yields, product performance and delivery times,  (xxx) our dependence on intellectual property rights of others, our ability to operate our business without infringing others’ intellectual property rights and our ability to enforce our intellectual property against infringement, (xxxi) retention of key employees and recruitment and retention of skilled qualified personnel, (xxxii) exposure to inflation, currency rates (mainly the Israeli Shekel and Japanese Yen) and interest rate fluctuations and risks associated with doing business locally and internationally, as well  fluctuations in the market price of our traded securities, (xxxiii) issuance of ordinary shares as a result of conversion and/or exercise of any of our convertible securities, as well as any sale of shares by any of our shareholders, or any market expectation thereof, which may depress the market price of our ordinary shares and may impair our ability to raise future capital, (xxxiv) meeting regulatory requirements worldwide, including environmental and governmental regulations; and (xxxv) business interruption due to fire and other natural disasters, the security situation in Israel and other events beyond our control such as power interruptions.

A more complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect our business is included under the heading "Risk Factors" in Tower’s most recent filings on Forms 20-F and 6-K, as were filed with the Securities and Exchange Commission (the “SEC”) and the Israel Securities Authority. Future results may differ materially from those previously reported. The Company does not intend to update, and expressly disclaims any obligation to update, the information contained in this release.

(Financial tables follow)

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)
(dollars in thousands)

	September 30,	June 30,	December 31,
	2016	2016	2015

A S S E T S

CURRENT ASSETS
Cash and short term deposits	$362,833	$311,062	$205,575
Trade accounts receivable	128,979	126,839	110,065
Other receivables	8,935	13,993	7,376
Inventories	143,090	136,125	105,681
Other current assets	23,916	21,581	18,030
Total current assets	667,753	609,600	446,727

LONG-TERM INVESTMENTS	24,616	11,861	11,737

PROPERTY AND EQUIPMENT, NET	643,046	625,163	459,533

INTANGIBLE ASSETS, NET	32,687	34,807	34,468

GOODWILL	7,000	7,000	7,000

OTHER ASSETS, NET	4,535	4,586	5,903

TOTAL ASSETS	$1,379,637	$1,293,017	$965,368

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Short term debt	$41,646	$38,174	$33,259
Trade accounts payable	105,745	98,829	91,773
Deferred revenue and customers' advances	25,878	18,802	23,373
Other current liabilities	81,248	87,386	62,714
Total current liabilities	254,517	243,191	211,119

LONG-TERM DEBT	330,526	320,444	256,019

LONG-TERM CUSTOMERS' ADVANCES	36,547	48,999	21,102

EMPLOYEE RELATED LIABILITIES	14,169	14,029	14,189

DEFERRED TAX LIABILITY	107,843	107,585	77,353

Total liabilities	743,602	734,248	579,782

TOTAL SHAREHOLDERS' EQUITY	636,035	558,769	385,586

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$1,379,637	$1,293,017	$965,368

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(dollars and share count in thousands, except per share data)

	T h r e e m o n t h s e n d e d
	September 30,	June 30,		September 30,
	2016	2016		2015
	GAAP	GAAP		GAAP

REVENUES	$326,209	$305,003		$244,181

COST OF REVENUES	244,915	232,275		188,798

GROSS PROFIT	81,294	72,728		55,383

OPERATING COSTS AND EXPENSES

Research and development	15,547	16,030		15,980
Marketing, general and administrative	16,787	16,520		15,348

	32,334	32,550		31,328

OPERATING PROFIT	48,960	40,178		24,055

INTEREST EXPENSE, NET	(3,272)	(2,997)		(3,567)

OTHER NON CASH FINANCING EXPENSE, NET	(2,210)	(7,528	)(a)	(5,312)

GAIN FROM ACQUISITION, NET	--	10,158		--

OTHER INCOME (EXPENSE), NET	5,081	4,362		(247)

PROFIT BEFORE INCOME TAX	48,559	44,173		14,929

INCOME TAX BENEFIT (EXPENSE)	3,459	(3,826)		(927)

PROFIT BEFORE NON CONTROLLING INTEREST	52,018	40,347		14,002

NON CONTROLLING INTEREST	(805)	(1,861)		(451)
NET PROFIT	$51,213	$38,486		$13,551

BASIC EARNINGS PER ORDINARY SHARE	$0.58	$0.45		$0.18

Weighted average number of ordinary shares outstanding	87,821	86,300		77,370

DILUTED EARNINGS PER ORDINARY SHARE	$0.52	$0.40		$0.16

Net profit used for diluted earnings per share	$53,318	$40,556		$13,551

Weighted average number of ordinary shares outstanding -
used for diluted earnings per share	101,805	100,163		86,837

(a)	Included $6,653 relating to the Israeli banks loans early repayment which has been completed in the three months ended June 30, 2016.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
UNAUDITED RECONCILIATION OF CERTAIN FINANCIAL DATA
(dollars and share count in thousands, except per share data)

	T h r e e m o n t h s e n d e d
	September 30,	June 30,	September 30,
	2016	2016	2015

RECONCILIATION FROM GAAP NET PROFIT TO ADJUSTED NET PROFIT

GAAP NET PROFIT	$51,213	$38,486	$13,551
Stock based compensation	2,337	2,532	2,312
Amortization of acquired intangible assets	2,367	2,395	1,982
Financing expenses, net associated with Bonds Series F accelerated conversion	--	--	696
Non cash financing expense related to bank loan early repayment (1)	--	6,653	--
Gain from acquisition, net	--	(10,158)	--
Income tax benefit, see (2) below	(6,472)	--	--

ADJUSTED NET PROFIT	$49,445	$39,908	$18,541

ADJUSTED NET PROFIT PER SHARE
Basic	$0.56	$0.46	$0.24
Diluted	$0.51	$0.42	$0.21
Fully diluted, see (3) below	$0.48	$0.39	$0.23

ADJUSTED NET PROFIT USED TO CALCULATE PER SHARE DATA:
Basic	$49,445	$39,908	$18,541
Diluted	$51,550	$41,978	$18,541
Fully diluted	$51,550	$41,978	$23,812

Number of shares and other securities used for the above calculation:
Basic	87,821	86,300	77,370
Diluted	101,805	100,163	86,837
Fully diluted, see (3) below	107,147	107,056	103,562

EBITDA CALCULATION:

GAAP OPERATING PROFIT	$48,960	$40,178	$24,055
Cost of revenue:
Depreciation of fixed assets	43,110	41,910	34,518
Stock based compensation	936	1,160	732
Amortization of acquired intangible assets	2,180	2,207	1,794
Research and development:
Stock based compensation	501	533	598
Marketing, general and administrative:
Stock based compensation	900	839	982
Amortization of acquired intangible assets	187	188	188

EBITDA	$96,774	$87,015	$62,867

(1)	In accordance with US GAAP ASC 825-10.
(2)	Tax impact in relation to TJP legal entity closure occurred in the three months ended September 30, 2016, following Nishiwaki Fab cessation of operation announced in 2014.
(3)	Fully diluted share count includes all issued and outstanding securities; Outstanding ordinary share count as of September 30, 2016 was 90,307.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(dollars and share count in thousands, except per share data)

	Nine months ended
	September 30,
	2016	2015
	GAAP	GAAP

REVENUES	$909,255	$705,959

COST OF REVENUES	693,886	565,124

GROSS PROFIT	215,369	140,835

OPERATING COSTS AND EXPENSES

Research and development	46,814	45,965
Marketing, general and administrative	49,230	47,315
Nishiwaki Fab restructuring costs and impairment, net	(627)	--

	95,417	93,280

OPERATING PROFIT	119,952	47,555

INTEREST EXPENSE, NET	(9,627)	(10,813)

OTHER NON CASH FINANCING EXPENSE, NET	(13,707)	(97,179	)(a)

GAIN FROM ACQUISITION, NET	51,298	--

OTHER INCOME (EXPENSE), NET	9,443	(260)

PROFIT (LOSS) BEFORE INCOME TAX	157,359	(60,697)

INCOME TAX BENEFIT (EXPENSE)	(446)	7,499

PROFIT (LOSS) BEFORE NON CONTROLLING INTEREST	156,913	(53,198)

NON CONTROLLING INTEREST	(1,270)	1,472
NET PROFIT (LOSS)	$155,643	$(51,726)

BASIC EARNINGS (LOSS) PER ORDINARY SHARE	$1.81	$(0.71)

Weighted average number of ordinary shares outstanding	86,220	72,600

(a)	Included $73,817 associated with Bonds Series F accelerated conversion occurred in the nine months ended September 30, 2015 in accordance with US GAAP ASC 470-20.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED SOURCES AND USES REPORT (UNAUDITED)
(dollars in thousands)

	T h r e e m o n t h s e n d e d
	September 30,	June 30,	September 30,
	2016	2016	2015

Cash and short term deposits - beginning of period	$311,062	$244,577	$142,503

Cash from operations	86,410	81,781	50,822
Investments in property and equipment, net	(54,947)	(54,323)	(40,626)
Exercise of warrants and options, net	21,918	360	4,602
Debt received (repaid), net	8,554	27,444	(3,000)
Effect of Japanese Yen exchange rate change and others	2,336	11,223	1,047
Long term deposit	(12,500)	--	--

Cash and short term deposits - end of period	$362,833	$311,062	$155,348

	Nine months ended
	September 30,	September 30,
	2016	2015

Cash and short term deposits - beginning of period	$205,575	$187,167

Cash from operations	245,633	142,033
Investments in property and equipment, net	(166,803)	(107,198)
Exercise of warrants and options, net	28,159	10,256
Debt received (repaid), net	42,744	(51,683)
Nishiwaki's employees retirement related payments	--	(24,907)
Effect of Japanese Yen exchange rate change and others	22,588	(320)
TPSCo dividend to Panasonic	(2,563)	--
Long term deposit	(12,500)	--

Cash and short term deposits - end of period	$362,833	$155,348

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
(dollars in thousands)

	Three months ended
	September 30,	June 30,	September 30,
	2016	2016	2015

CASH FLOWS - OPERATING ACTIVITIES

Net profit for the period	$52,018	$40,347	$14,002

Adjustments to reconcile net profit for the period
to net cash provided by operating activities:
Income and expense items not involving cash flows:
Depreciation and amortization	49,194	48,117	41,754
Effect of indexation, translation and fair value measurement on debt	2,808	6,700	918
Other expense (income) , net	(5,081)	(4,362)	247
Gain from acquisition	--	(10,158)	--
Changes in assets and liabilities:
Trade accounts receivable	(1,469)	(1,916)	(7,325)
Other receivables and other current assets	4,328	(5,476)	(5,549)
Inventories	(6,245)	(6,300)	(12,151)
Trade accounts payable	2,624	130	(508)
Deferred revenue and customers' advances	(5,377)	8,294	18,144
Other current liabilities	(6,938)	11,194	1,597
Deferred tax liability, net	548	(4,789)	(307)
Net cash provided by operating activities	86,410	81,781	50,822

CASH FLOWS - INVESTING ACTIVITIES

Investments in property and equipment, net	(54,947)	(54,323)	(40,626)
Decrease (increase) in deposits and other investments, net	(12,500)	19,600	--
Net cash used in investing activities	(67,447)	(34,723)	(40,626)

CASH FLOWS - FINANCING ACTIVITIES

Debt received, net of loans repayment	8,554	27,444	(3,000)
Exercise of warrants and options, net	21,918	360	4,602
Net cash provided by financing activities	30,472	27,804	1,602

EFFECT OF FOREIGN CURRENCY EXCHANGE RATE CHANGE	2,336	11,623	1,047

INCREASE IN CASH AND CASH EQUIVALENTS	51,771	86,485	12,845
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	311,062	224,577	142,503

CASH AND CASH EQUIVALENTS - END OF PERIOD	$362,833	$311,062	$155,348